OMB APPROVAL OMB Number: 3235-0116 Expires: May 31, 2011 Estimated average burden Hours per response:

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant)
Date: July 15, 2008
By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM LISTED: STANDARD & POORS OTCBB:RYSMF

RSM PROGRESS AT GOLDWEDGE PROPERTY, NYE COUNTY, NEVADA

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., “RSM”, JULY 14, 2008 MANHATTAN, NEVADA, At Goldwedge, the program of processing the low grade gold mineralized stockpiled material that was mined during the development of the upper portion of the decline is near completion. This material has been used to further the development and achieve the necessary improvements to the plant configuration for the best gold recoveries with the onsite gravity plant, according to Qualified Person, Roland M. Larsen.

The first shipment of gold concentrates will be delivered this week for gold processing. This first shipment includes more than 100 ounces in concentrate which is smaller than what was previously announced, this is due to fact that it is the first shipment to the outside laboratory. We are expecting more than a 98% recovery to gold dore during the recovery process. A second shipment is planned for the end of July or early August, 2008. The concentrate grade is expected to improve with the next shipment. The expectation is that continued improvements in the concentrate grade on a monthly basis will be achieved going forward.

The dewatering program for the underground development is achieving progress and has reduced the water level by at least one hundred feet to this point. As a result the underground decline development program has resumed. The Company is planning to increase the size of the mine crew for both the day and night shifts.

In the underground program within the “F” cross cut area has identified another gold bearing zone that is more than 50 feet wide and may represent a separate potentially mineable gold bearing zone located on the southern portion of the property. This location is approximately 800 feet south of the B drift (B-2 cross cut) where previous underground development has identified several potentially mineable gold bearing zones within the B drift. These gold zones represent important sources of quality gold mineralized feed to the plant going forward.

An underground drilling program is planned to test the vertical and lateral extents of these and other target areas within the underground developed area. The company underground drill has been utilized on surface drilling for the past 12 months and will be converted back to an underground drill for this project.

RSM has renewed the investor relations contract with YES International for an additional 12 months. Mr. Rich Kaiser, President has filed the necessary Form 2C1 declaration form with the TSX.V exchange.

RSM is a natural resource exploration and development company. For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen, Qualified Person NI-43-101 @ (775) 487-2454 or FAX @ (775) 775-2460 Visit our website at royalstandardminerals.com